

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 1, 2017

Michael Dent
Chief Executive Officer
1726 Medical Boulevard
Suite 101
Naples, Florida 34110

Re: **HealthLynked Corp.**
        Draft Registration Statement on Form S-1
        Submitted January 9, 2017
        CIK No. 0001680139

Dear Mr. Dent:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that the number of shares being registered for resale exceeds the number of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at

http://wvw.sec.gov/divisions/corpfin/guidance/safinteip.htm, as well as any other factors you deem relevant.

2.	We note that 21 million of the shares being registered for resale relate to an equity line financing. However, our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is no active public market for the shares being offered. We believe you should withdraw the shares relating to the 2016 Equity Financing because we do not believe that the company has "completed" the private placement contemplated by the purchase agreement prior to filing the registration statement. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock – a material term of the private transaction – is indeterminable due the lack of a market for your shares. After withdrawing these shares from your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

Prospectus Summary, page 1

3.	In the fourth paragraph on page 1, please revise to state that the Naples Women's Center was a related party.

Risk Factors, page 5

We have substantial future capital needs . . . , page 5

4.	Revise to clarify your plans to raise additional capital in the immediate future, and the risks entailed by, for example, equity and debt financing. We note your discussion in the second paragraph on page 20.

We may not be able to effectively control and manage our growth, page 6

5.	Revise to clarify how your business strategy "envisions a period of potentially rapid growth." State what time period this refers to. In your Business section, provide a more extensive discussion of this strategy and your expectations of growth, as well as the bases for such expectations.

Use of Proceeds, page 14

6.	Please revise to provide a separate header for the monies related to the Investment Agreement, since they are unrelated to the proceeds of the current offering.

Liquidity and Capital Resources, page 20

7.   We note your statement on page 5 that you anticipate requiring an additional $750,000 in
        the second, third, and fourth quarters of 2017. Please discuss this expectation in greater
        detail.

The HealthLynked Network – How it Works, page 23

8.   You state on page 24 that the "base service" for patients will be free. Please clarify what
        constitutes this base service and distinguish it from other services to patients for which
        you will charge a fee.

Business Model, page 25

9.   At the top of page 26, in discussing your initial deployment of the HealthLynked
        Network with patients and physicians in NWC and your planned expansion of NWC,
        clarify the extent to which you will receive, or not receive, additional revenue from such
        deployment.

Competition, page 27

10.   Please revise to clarify what distinguishes your business plan, if anything, from that of
        athenahealth and other competitors, and on what basis you expect to be able to compete
        with larger, more established businesses. Refer to Item 101(h)(4)(iv) of Regulation S-K.
        In this connection we note your statement on page 22 that you believe that your business
        will offer advantages "not available in the market today."

Selling Securityholders, page 36

11.   Please revise to clarify why the total number of shares in the first column of the table is
        much greater than the number of outstanding shares disclosed elsewhere in the
        prospectus, and why the percentages in the second column add up to more than 100%.

Financial Statements
Issuance of Common and Preferred Stock, page F-15

12.   We note from disclosure of the September 4, 2014 Exchange on page 1 that you issued
        disproportionate numbers of shares to Drs. Dent and Monaco in relation to their
        ownership percentages of Naples Women's Center (NWC). Explain for us how you
        determined the numbers of shares to be issued to each former owner of NWC. Describe
        for us your consideration of whether the shares issued to Dr. Dent reflect an element of
        compensation and if so, tell us how you determined the value of that share compensation
        and how it was accounted for.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551- 3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Gregory Sichenzia, Esq.
        Avital Even-Shoshan, Esq.